EXHIBIT 99.1

Immediate Release:  NR 11-13

EXTORRE CLOSING OF $25 MILLION BOUGHT DEAL EQUITY FINANCING

July 12, 2011 Vancouver, British Columbia – Extorre Gold Mines Limited (AMEX: XG; TSX: XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce that it has closed the bought deal private placement financing announced June 20, 2011 (the “Offering”). The Company has issued 2,400,000 common shares (the “Shares”) at a price of $10.50 per Share for gross proceeds of $25,200,000.

The Offering was conducted through a syndicate of underwriters (the “Underwriters”). The Underwriters received a cash commission of 6% of the gross proceeds raised through the Offering and warrants (“Broker Warrants”) equal to 5% of the Shares issued through the Offering. Each Broker Warrant entitles the holder to acquire one common share of the Company at an exercise price of $11.15 for a period of 12 months from closing.

The net proceeds from the Offering will be used for exploration and development of the Company’s mineral projects in Argentina and for general working capital purposes.

The securities issued with respect to the Offering will be subject to a four month hold period in accordance with applicable Canadian securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold in the United States unless an exemption from such registration requirements is available.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512 Fax: 604.688.9532
Toll-free: 1.888.688.9512
Safe Harbour Statement

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States

Private Securities Litigation Reform Act of 1995, including but not limited to the proposed use of proceeds from the Offering. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such risks, uncertainties, other factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changes in market conditions, changing conditions on the Company’s properties or in management’s assumptions leading to a change in the use of proceeds and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the United States Securities Exchange Commission in our annual report on Form 40-F and available at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange)
accepts responsibility for the adequacy or accuracy of this release.